United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

On April 11, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Google translation of Jörg Hackhausen's "Shareholders are Revolting Against Coca-Cola" from Germany's Handelsblatt: http://translate.google.com/translate?hl=en&sl=de&tl=en&u=http%3A%2F%2Fwww.handelsblatt.com%2Ffinanzen%2Fboerse-maerkte%2Fboerse-inside%2Fkritik-an-verguetung-aktionaere-proben-den-aufstand-gegen-coca-cola%2Fv_detail_tab_print%2F9744776.html&sandbox=1"

On April 11, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Jörg Hackhausen (@joerghackhausen) relating to Coca-Cola:

"Aktionäre proben Aufstand gegen Coca-#Cola Einer der schärfsten Kritiker ist ein deutscher Investor. http://www.handelsblatt.com/9744776.html  #Handelsblatt"

On April 11, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Aaron Task (@aarontask) relating to Coca-Cola:

"Coke's compensation plan is "outrageous" says David Winters, who hasn't heard from @WarrenBuffett re $KO http://yhoo.it/1iDGeli  #mkt"

On April 11, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Yahoo Finance (@YahooFinance) relating to Coca-Cola:

"Wintergreen’s David Winters battles $KO over compensation plan: It’s "a grab bag" for management http://yhoo.it/1iDGeli  @aarontask"

On April 11, 2014 , Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Coke's compensation plan is "outrageous" and "excessive": Wintergreen's David Winters $KO http://finance.yahoo.com/blogs/daily-ticker/coke-s-equity-compensation-plan-should-be-withdrawn--wintergreen-s-david-winters-192132970.html?soc_src=mediacontentstory … via @YahooFinance"

On April 10, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Wintergreen Advisers Welcomes Vote by Calvert Investments Against Coca-Cola $KO Equity Plan | Business Wire  http://www.businesswire.com/news/home/20140410006328/en/Wintergreen-Advisers-Welcomes-Vote-Calvert-Investments-Against%C2%A0Coca-Cola#.U0bthuLEVZ8.twitter "…

On April 10, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Kevin Allison (@KevinAllison) relating to Coca-Cola:

"Another 'no' vote on Coca-Cola's equity plan. Here's our view on $KO's 'New Coke' pay moment: http://link.reuters.com/vyp48v  pic.twitter.com/Ac6UDKt9Um"

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Proxy Voting Results - Calvert VP S&P 500 Index Portfolio

The Coca-Cola Company

Ticker:	KO	**Security ID:**	191216100
Meeting Date:	4/23/2014	**Meeting Type:**	Annual
Record Date:	2/24/2014		

#	Proposal	Mgt Rec	Vote	Notes
Management proposals				
1.1	Elect Director Herbert A. Allen	For	For	None
1.2	Elect Director Ronald W. Allen	For	For	None
1.3	Elect Director Ana Botin	For	For	None
1.4	Elect Director Howard G. Buffett	For	For	None
1.5	Elect Director Richard M. Daley	For	For	None
1.6	Elect Director Barry Diller	For	For	None
1.7	Elect Director Helene D. Gayle	For	For	None
1.8	Elect Director Evan G. Greenberg	For	For	None
1.9	Elect Director Alexis M. Herman	For	For	None
1.10	Elect Director Muhtar Kent	For	For	None
1.11	Elect Director Robert A. Kotick	For	For	None
1.12	Elect Director Maria Elena Lagomasino	For	For	None
1.13	Elect Director Sam Nunn	For	For	None
1.14	Elect Director James D. Robinson, III	For	For	None
1.15	Elect Director Peter V. Ueberroth	For	For	None
2	Advisory Vote to Ratify Named Executive Officers' Compensation	For	For	None
3	Approve Omnibus Stock Plan	For	Against	Notes
4	Ratify Auditors	For	For	None
Shareholder proposals				
5	Require Independent Board Chairman	Against	For	None

On April 10, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Wintergreen Advisers (@wintergreenadv) relating to Coca-Cola:

"Coca-Cola's stock handouts get New Coke reaction $KO | Breakingviews http://www.breakingviews.com/coca-colas-stock-handouts-get-new-coke-reaction/21140568.article#.U0bl90zKD8o.twitter "

On April 10, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Richard Beales (@richardbeales1) relating to Coca-Cola:

"Now Calvert Investments is also voting against $KO's equity plan. Our piece from yesterday http://www.breakingviews.com/coca-colas-stock-handouts-get-new-coke-reaction/21140568.article "…

On April 8, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Pensions&Investments (@pensionsnews) relating to Coca-Cola:

"#PensionPlans Ontario Teachers to vote against Coca-Cola compensation and equity plans http://ow.ly/2FtIMO"

On April 8, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Marketwatch: Coca-Cola’s executive equity plan gets an ‘F’ from Ontario teachers http://on.mktw.net/1qmX1vP  via @MarketWatch $KO #cokesbiggrab"

On April 8, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Wintergreen: Pleased That the Ontario Teachers’ Pension Plan Is Voting Against Coke’s 2014 Equity Comp Plan $KO http://www.businesswire.com/news/home/20140408006650/en/Wintergreen-Pleased-Ontario-Teachers%E2%80%99-Pension-Plan-Voting#.U0RbxG_JLS4.twitter "…

On April 8, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Ontario Teachers' Pension Plan announces vote against Coke's 2014 Equity Compensation Plan $KO #cokesbiggrab  http://www.otpp.com/investments/responsible-investing/voting-our-shares/proxy-votes "…

On April 4, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Watch David Winters discuss Coca-Cola's $KO compensation plan on @CNBCClosingBell with @SaraEisen @BillGriffeth http://www.executiveinterviews.com/delivery/v1/social/defaults.asp?order=U15520US …"

On April 3, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Webcast Replay: The Big Grab: Coca-Cola's Equity Compensation Plan $KO http://youtu.be/TFrcHM-0cMU  via @YouTube"

On April 3, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

 "Wintergreen: Coca-Cola’s Equity Compensation Plan Is a ‘Big Grab’ by Management | Business Wire http://www.businesswire.com/news/home/20140402006646/en/Wintergreen-Coca-Cola%E2%80%99s-Equity-Compensation-Plan-%E2%80%98Big-Grab%E2%80%99#.Uz3Wa1bm060.twitter "…

On April 2, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

 "David Winters discusses Coca-Cola's compensation plan with @MariaBartiromo @OpeningBellFBN: http://youtu.be/ywqaujKgiO4  via @YouTube"

On April 2, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

 "Wintergreen Advisers to Hold Informational Webcast on Coca-Cola’s Equity Compensation Plan  http://www.businesswire.com/news/home/20140402005350/en/Wintergreen-Advisers-Hold-Informational-Webcast-Coca-Cola%E2%80%99s-Equity#.UzvvmNUGqY9.twitter "…

On March 28, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

 ""Coca-Cola investor steps up attack on executive comp" reports @jannarone http://www.cnbc.com/id/101548791  #CokesBigGrab"

On March 28, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Consuelo Mack (@ConsueloMack) relating to Coca-Cola:

"Wintergreen's David Winters,  WealthTrack's guest this weekend on why he is taking on Coca-Cola and its largest shareholder Warren Buffett"

On March 27, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Wintergreen Advisers Comments on Coca-Cola Equity Compensation Proposal: http://youtu.be/XJ2MNcL_t1g  via @YouTube"

On March 27, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

" "Wintergreen Advisers, LLC Urges Coca-Cola Board of Directors to Withdraw Proposed 2014 Equity Compensation Plan http://www.businesswire.com/news/home/20140327006277/en/Wintergreen-Advisers-LLC-Urges-Coca-Cola-Board-Directors#.UzR4FHGwwgL.twitter "…

On March 24, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Maria Bartiromo (@MariaBartiromo) relating to Coca-Cola:

"@wintergreenadv david winters wants Coca-Cola to reverse 2014 equity plan. Sent letters to @WarrenBuffett  @OpeningBellFBN says gifts mgmnt"